VIA EDGAR	September 18, 2014

A.N. Parker
Karina Dorin
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	Nates’s Foods, Inc.
Amendment No. 1 to Registration Statement on Form 10-12G
Filed September 3, 2014
File No. 000-52831

On behalf of Nate’s Foods, Inc. (the "Company"), I am providing responses to the Staff's comment letter dated August 28, 2014. To facilitate your review, the Staff's comments have been reproduced, with the Company's responses following each comment.

General

1.	Please revise the following inconsistencies:

•	Please revise at page 23 that your common stock “is currently trading on the “Related Party Transaction markets under the ticker symbol CRRA,” yet we are unaware of any such marketplace
•	You disclose at page 2 that you have a licensing agreement to market and sell the product “Nate’s Pancakes” but you disclose that the product is “currently sold under the name “Nate’s Homemade.”
•	You disclose at page 18 that your Series A Preferred Stock has voting rights equal to 1,000 votes per share, but your exhibit 3.3 reflects that it is 100 votes per share; and
•	You disclose that you have selected May 31 as your fiscal year. However, Section 13 of your By-Laws states that your fiscal year end shall end on the May 30 of each year.

We have correct and made the necessary revisions regarding the inconsistencies listed above.

Business, page 2.

2.
We reissue prior comment 5 in part. Please revise your disclosure to provide a detailed description of your business and principal product. For example, please clearly describe the product “Nate’s Pancakes” or “Nate’s Homemade,” which from your Intellectual Property Agreement appears to be a “pre-made pancake mix.” If you intend to provide any services as part of your business, please discuss these.

Revised to include the detailed description: Nate’s Pancakes sells a ready-to-use, pre-mixed pancake and waffle batter delivered in a pressurized can. The Company does not intent to provide any services only sell the product described above.

The Company hereby acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Nate’s Food Co.

By:	/s/ Nate Steck
Name:	Nate Steck
Title:	CEO/President